Report of Independent Registered
Public Accounting Firm

The Board of Trustees of
BNY Mellon Funds Trust:

We have examined management's
assertion, included in the accompanying
Management Statement Regarding
Compliance With Certain Provisions of
the Investment Company Act of 1940,
that BNY Mellon Large Cap Stock Fund,
BNY Mellon Income Stock Fund, BNY
Mellon Mid Cap Multi-Strategy Fund, BNY
Mellon Small Cap Multi-Strategy Fund,
BNY Mellon International Fund, BNY
Mellon Emerging Markets Fund, BNY
Mellon Asset Allocation Fund, BNY
Mellon International Appreciation Fund,
BNY Mellon Focused Equity Opportunities
Fund, BNY Mellon Small/Mid Cap Multi-
Strategy Fund, BNY Mellon Large Cap
Market Opportunities Fund, BNY Mellon
Tax-Sensitive Large Cap Multi-Strategy
Fund, BNY Mellon International Equity
Income Fund, BNY Mellon Bond Fund, BNY
Mellon Intermediate Bond Fund, BNY
Mellon Short-Term U.S. Government
Securities Fund, BNY Mellon Corporate
Bond Fund, BNY Mellon National
Intermediate Municipal Bond Fund, BNY
Mellon National Short-Term Municipal
Bond Fund, BNY Mellon Pennsylvania
Intermediate Municipal Bond Fund, BNY
Mellon Massachusetts Intermediate
Municipal Bond Fund, BNY Mellon New
York Intermediate Tax-Exempt Bond Fund,
BNY Mellon Municipal Opportunities
Fund, BNY Mellon National Municipal
Money Market Fund and BNY Mellon
Government Money Market Fund (the
"Funds"), each a series of BNY Mellon
Funds Trust, complied with the
requirements of subsections (b) and (c)
of Rule 17f-2 under the Investment
Company Act of 1940 as of August 31,
2018, with respect to securities
reflected in the investment accounts of
the Funds. Management is responsible
for the Funds' compliance with those
requirements. Our responsibility is to
express an opinion on management's
assertion about the Funds' compliance
based on our examination.

Our examination was conducted in
accordance with the standards of the
American Institute of Certified Public
Accounts (AICPA) and, accordingly,
included examining, on a test basis,
evidence about the Funds' compliance
with those requirements and performing
such other procedures as we considered
necessary in the
circumstances.  Included among our
procedures were the following tests
performed as of August 31, 2018, and
with respect to agreement of security
purchases and sales, for the period
from January 31, 2018 (the date of the
Funds' last examination) through August
31, 2018.

1.	Count and inspection of all securities
located in the vault of The Bank of New
York Mellon (the "Custodian") in Jersey
City, NJ.

2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged
or placed in escrow or out for transfer
with brokers or pledgees, if any;

3.	Obtained the Custodian reconciliation
of security positions held by
institutions in book entry form (e.g.,
the Federal Reserve Bank, The
Depository Trust Company and various
sub-custodians) to Custodian records
and verified that reconciling items
were cleared in a timely manner;

4.	Reconciliation of the Funds' securities
per the books and records of the Funds
to those of the Custodian;

5.	Confirmation of all repurchase
agreements, if any, with
broker(s)/bank(s) and/or agreement of
corresponding subsequent cash receipts
to bank statements and agreement of
underlying collateral with the
Custodian records, if any;

6.	Agreement of pending purchase and sale
activity for the Funds as of August 31,
2018, if any, to documentation of
corresponding subsequent bank
statements;

7.	Agreement of five security purchases
and five security sales or maturities,
or all purchases, sales or maturities,
if fewer than five occurred since the
date of the last examination, from the
books and records of the Funds to
corresponding bank statements;

8.	Review of the BNY Mellon Asset
Servicing Custody and Securities
Lending Services Service Organization
Control Report ("SOC 1 Report") for the
period July 1, 2017 to June 30, 2018
and noted no relevant findings were
reported in the areas of asset custody
reconciliation and trade settlement.

We believe that our examination
provides a reasonable basis for our
opinion. Our examination does not
provide a legal determination on the
Funds' compliance with specified
requirements.

In our opinion, management's assertion
that the Funds complied with the
requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company
Act of 1940 as of August 31, 2018, with
respect to securities reflected in the
investment accounts of the Funds is
fairly stated, in all material
respects.

This report is intended solely for the
information and use of management and
The Board of Trustees of BNY Mellon
Funds Trust and the Securities and
Exchange Commission and is not intended
to be and should not be used by anyone
other than these specified parties.

      /s/ KPMG LLP
New York, New York
December 13, 2018


December 13, 2018
Management Statement Regarding
Compliance With
Certain Provisions of the Investment
Company Act of 1940

We, as members of management of BNY
Mellon Large Cap Stock Fund, BNY Mellon
Income Stock Fund, BNY Mellon Mid Cap
Multi-Strategy Fund, BNY Mellon Small
Cap Multi-Strategy Fund, BNY Mellon
International Fund, BNY Mellon Emerging
Markets Fund, BNY Mellon Asset
Allocation Fund, BNY Mellon
International Appreciation Fund, BNY
Mellon Focused Equity Opportunities
Fund, BNY Mellon Small/Mid Cap Multi-
Strategy Fund, BNY Mellon Large Cap
Market Opportunities Fund, BNY Mellon
Tax-Sensitive Large Cap Multi-Strategy
Fund, BNY Mellon International Equity
Income Fund, BNY Mellon Bond Fund, BNY
Mellon Intermediate Bond Fund, BNY
Mellon Short-Term U.S. Government
Securities Fund, BNY Mellon Corporate
Bond Fund, BNY Mellon National
Intermediate Municipal Bond Fund, BNY
Mellon National Short-Term Municipal
Bond Fund, BNY Mellon Pennsylvania
Intermediate Municipal Bond Fund, BNY
Mellon Massachusetts Intermediate
Municipal Bond Fund, BNY Mellon New
York Intermediate Tax-Exempt Bond Fund,
BNY Mellon Municipal Opportunities
Fund, BNY Mellon National Municipal
Money Market Fund and BNY Mellon
Government Money Market Fund (the
"Funds"), each a series of BNY Mellon
Funds Trust, are responsible for
complying with the requirements of
subsections (b) and (c) of Rule 17f-2,
"Custody of Investments by Registered
Management Investment Companies" of the
Investment Company Act of 1940.  We are
also responsible for establishing and
maintaining effective internal controls
over compliance with those
requirements. We have performed an
evaluation of the Funds' compliance
with the requirements of subsections
(b) and (c) of Rule 17f-2 as of August
31, 2018 and for the period from
January 31, 2018 through August 31,
2018.

Based on the evaluation, we assert that
the Funds were in compliance with the
requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company
Act of 1940 as of August 31, 2018, and
for the period from January 31, 2018
(the date of the Funds' last
examination) through August 31, 2018,
with respect to securities reflected in
the investment accounts of the Funds.

BNY Mellon Funds Trust



Jim Windels
Treasurer